Valerie Lithotomos

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Permal Hedge Strategies Fund II

Registration Statement on Form N-2

File Nos. 333-188090 and 811-22836

Dear Ms. Lithotomos:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Permal Hedge Strategies Fund II (the “Fund”) hereby requests acceleration of the effective date of the above captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on July 29, 2014 or as soon thereafter as practicable.

PERMAL HEDGE STRATEGIES FUND II

/s/ George P. Hoyt
Name: George P. Hoyt Title: Assistant Secretary